5. ACQUISITION

Effective on the close of business on June 7, 2002, the Evergreen Diversified Bond Fund (the "Fund") acquired substantially all the assets and assumed certain liabilities of Evergreen Quality Income Fund in an exchange of shares. The net assets were exchanged through a tax-free exchange for 2,579,947 Class A shares, 165,564 Class B shares, 3,325,020 Class C shares and 3,931 Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $599,698. The aggregate net assets of the Fund and Evergreen Quality Income Fund immediately prior to the acquisition were $321,141,608 and $88,914,595, respectively. The aggregate net assets of the Fund immediately after the acquisition were $410,056,203.